

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 6, 2009

Mr. Dirk M. Van Doren
Executive Vice President and Chief Financial Officer
Sandridge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City OK 73102

> **Re:** **Sandridge Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-33784**

Dear Mr. Van Doren:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director